02048903

United States Securities and Exchange Commission
Washington, D.C. 20549

Form 11-K

Annual Report Pursuant to Section 15(d) of the Securities and Exchange Act of 1934

For the fiscal year ended December 31, 2001

A. Full title of the Plan and address of the Plan, if different from that of the issuer named below:

eBT International, Inc. 401(k) Plan

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

eBT International, Inc.
P.O. Box 1029
Scituate, Massachusetts 02047

Financial Statements and Consent

The following Financial Statements and Consent is filed as part of this Annual Report:

Financial Statements

1. Report of Independent Auditors
2. Statements of Net Assets Available for Benefits, as of December 31, 2001 and 2000
3. Statements of Changes in Net Assets Available for Benefits, for the years ended December 31, 2001 and 2000
4. Notes to Financial Statements
5. Supplemental Schedule

Consent of Independent Auditors is filed as an exhibit to this Annual Report

eBT International, Inc. 401(k) Plan

Signatures

Pursuant to the requirements of the Securities and Exchange Act of 1934, the 401(k) Committee has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 17, 2002

eBT International, Inc.

By: Stephen O. Jaeger

Stephen O. Jaeger
President and Chief Executive Officer

eBT International, Inc. 401(k) Plan

Financial Statements and Supplemental Schedule

For the years ended December 31, 2001 and 2000

eBT International, Inc. 401(k) Plan

Financial Statements and Supplemental Schedule
Years ended December 31, 2001 and 2000

ERNST & YOUNG

Ernst & Young LLP
200 Clarendon Street
Boston
Massachusetts 02116-5072

Phone: (617) 266-2000
Fax: (617) 266-5843
www.ey.com

Report of Independent Auditors

The eBT International, Inc. 401(k) Plan Committee
eBT International, Inc. 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of the eBT International, Inc. 401(k) Plan as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2001 and 2000, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2001 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst & Young LLP

ERNST & YOUNG LLP

Boston, Massachusetts
May 14, 2002

eBT International, Inc. 401(k) Plan

Statements of Net Assets Available for Benefits

	December 31	
	2001	**2000**
Investments	**$5,854,023**	$13,231,368
Loans receivable	**-**	84,198
	$5,854,023	$13,315,566

See accompanying notes.

eBT International, Inc. 401(k) Plan

Statements of Changes in Net Assets Available for Benefits

	Year ended December 31	
	2001	**2000**
Additions		
Interest and dividends	**$ 131,590**	$ 801,966
Contributions:		
Employee and rollovers	**461,543**	1,474,911
Employer	**179,677**	594,157
Total additions	**772,810**	2,871,034
Deductions		
Benefits paid directly to participants	**6,193,211**	6,495,678
Net depreciation in fair value of mutual funds	**2,030,872**	3,164,346
Administrative expenses	**10,270**	15,990
Total deductions	**8,234,353**	9,676,014
Net decrease	**(7,461,543)**	(6,804,980)
Net assets available for benefits at beginning of year	**13,315,566**	20,120,546
Net assets available for benefits at end of year	**$ 5,854,023**	$13,315,566

See accompanying notes.

Note 1. Plan Description

General

The following description of the eBT International, Inc. 401(k) Plan (the "Plan") is provided for general information purposes only. More complete information may be found in the Plan document. The Plan, a defined contribution plan adopted as of April 1, 1994, and amended January 1, 1999 and operated under a Trust Agreement, is a long-term savings and investment program to which eBT International, Inc. (the "Company") and its employees contribute. The Board of Directors of the Company adopted a plan of complete liquidation and dissolution of the Company on May 22, 2001.

Effective September 30, 2001, the Board of Directors unanimously voted to terminate the plan and no new participants or contributions were permitted to enter the Plan. All interests will be distributed to the participants or continue to be administered by the Plan committee and later distributed (see Note 5).

Contributions

Eligible employees may elect to contribute 1% to 15% of their compensation, subject to an annual deferral limit under Section 401(k) of the Internal Revenue Code, $11,000 for 2001 and $10,500 for 2000 to any combination of the funds offered by the Plan. As of October 1, 1997, the Plan closed the Company Stock Fund to any new contributions. Participant contributions are made through payroll deductions.

The Company may elect to make a discretionary contribution to the Plan or match a participant's contribution. To be eligible for the match, participants must have completed one year of service. The Company matched 67% for 2001 and 2000 of the amounts participants contributed to the Plan (up to six percent of each participant's eligible 401(k) compensation). The Company's contributions can be made, at the discretion of the Board of Directors, in either cash or Company stock. During 2001 and 2000, the Company's contributions were made in cash. A participant's interest in the Company's contributions is fully vested at all times.

Note 1. Plan Description (continued)

Benefits

Upon retirement or termination, distribution may be made as: (1) a lump-sum payment of shares of stock and/or cash, (2) extended cash payments over a period not to exceed 20 years or (3) a periodic payment of any amount until age 70 1/2, at which time another option must be elected. Retiring or terminating members under the age of 65 who have over $5,000 in the Plan may keep their monies in the Plan for withdrawal at a later date. Members may also make early withdrawals under certain limited conditions as set forth in the Plan.

Note 2. Significant Accounting Policies

Basis of Accounting

The Plan accounts are maintained on the accrual method of accounting.

Investments

Investments are stated at fair value. Securities that are traded on a national securities exchange ("eBT International, Inc.") are valued at the closing market prices on the last business day of the year. All other investments are valued at quoted market prices, which represent the net asset values of shares held by the Plan on the last business day of the year. Participant loans are valued at their outstanding balances, which approximate fair value.

Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Realized gains and losses from investment transactions are reported on the average cost method.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Note 2. Significant Accounting Policies (continued)

Administrative Expenses

Administrative expenses of the Plan are paid by the Plan with some expenses borne by the Company.

Note 3. Investments

The fair value of individual investments that represent 5% or more of the Plan's net assets available for benefits at December 31, 2001 and 2000 are as follows:

	2001	**2000**
Fidelity Growth and Income Portfolio	**$1,195,635**	$2,609,021
Eclipse Indexed Equity Fund (formerly MainStay Institutional Indexed Equity Fund)	**564,289**	1,362,330
Eclipse Indexed Bond Fund	**451,384**	–
Strong Multi Cap Value Fund (formerly Strong Schafer Value Fund)	**510,558**	916,769
Franklin Small-Mid Cap Growth Fund (formerly Franklin Small Cap Growth Fund)	**844,626**	2,114,065
Janus Twenty Fund	**903,018**	2,496,922
Janus Worldwide Fund	**699,431**	1,756,052
New York Life Anchor Account	**399,067**	–

Note 4. Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000, up to a maximum of $50,000, or 50% of their account balance, whichever is less. Only one loan per participant may be outstanding at anytime. Loans are secured by the balance in the participant's account and bear interest at the prevailing commercial interest rate charged by banks on loans with similar terms at the time the loan is made. Loan terms range from one to five years, unless the loan is used to acquire a dwelling unit, in which case the loan may be repaid over a maximum of twenty years. Principal and interest is paid ratably through monthly payroll deductions. Loans may be fully prepaid without penalty. Following termination of employment with the Company, any outstanding loan balances become immediately due and payable 90 days after the termination date.

Note 5. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service, dated October 20, 1994, stating that the Plan is qualified under Section 401(a) of the Internal revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. Subsequent to this issuance of the determination letter, the Plan was amended and restated. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

The Plan received a determination letter from the Internal Revenue Service, dated January 24, 2002, stating that the termination of the Plan does not adversely affect its qualification for federal tax purposes.

Supplemental Schedule

eBT International, Inc. 401(k) Plan

Schedule H, Line 4i, Schedule of Assets (Held at End of Year)

Employee Identification Number: 04-3216243/Plan Number: 001

December 31, 2001

Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment	Shares	Current Value
New York Life Anchor Account*	Mutual Funds	–	$ 399,067
Eclipse Indexed Bond Fund*	Mutual Funds	42,989	451,384
Fidelity Growth and Income Portfolio	Mutual Funds	31,986	1,195,635
Eclipse Indexed Equity Fund*	Mutual Funds	21,423	564,289
Strong Multi Cap Value Fund	Mutual Funds	9,706	510,558
Franklin Small-Mid Cap Growth Fund	Mutual Funds	27,097	844,626
Janus Twenty Fund	Mutual Funds	23,479	903,018
Janus Worldwide Fund	Mutual Funds	15,954	699,431
Templeton Foreign Fund	Mutual Funds	29,508	272,952
eBT International, Inc.*	Common Stock	4,542	954
Eclipse Money Market *	Mutual Funds	12,109	12,109
			$5,854,023

* Indicates party-in-interest to the Plan.

Consent of Independent Auditors

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 33-77304) pertaining to the eBT International, Inc. 401(k) Plan our report dated May 14, 2002, with respect to the financial statements and schedule of the eBT International, Inc. 401(k) Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2001.

Ernst & Young LLP

ERNST & YOUNG LLP

Boston, Massachusetts
June 18, 2002